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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67952

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mainline West Municipal Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite 1500

                (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Caselli   (720) 536-3396

                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

             (Name – *if individual, state last, first, middle name*)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Anthony Caselli _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mainline West Municipal Securities, LLC _____ , as of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Chief Financial Officer
_____
Title

_____
Notary Public

KEVIN CHRISTIAN MULLISON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20174047230
MY COMMISSION EXPIRES NOVEMBER 15, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAINLINE WEST MUNICIPAL SECURITIES LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members of

MAINLINE WEST MUNICIPAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	27,668
Cash and cash equivalents at clearing broker		221,264
Securities owned, at fair value (Notes 1 and 3)		8,725,751
Due from affiliate (Note 5)		29,302
Deposit with clearing broker		101,607
Interest receivable		11,164
	$	**9,116,756**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Due to clearing broker	$	6,498,958
Due to affiliates (Note 5)		539,884
Accounts payable and accrued expenses		45,760
Total liabilities		7,084,602

COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 6)

MEMBERS' EQUITY (Notes 1 and 2)		2,032,154
	$	**9,116,756**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Mainline West Municipal Securities LLC (the "Company") was formed on February 20, 2008, pursuant to the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company's broker-dealer license became effective December 3, 2008. The Company is engaged in the general retail securities business and deals primarily in municipal securities which it buys and sells on behalf of its customers on a fully disclosed basis, and also for its own account in its proprietary trading activities.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Securities Valuation and Revenue Recognition

The Company records proprietary transactions, trading profits and related expenses on a trade-date basis.

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
(continued)

<u>*Securities Valuation and Revenue Recognition*</u> *(continued)*

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The fair value of municipal bonds is estimated using recently executed transactions and market price quotations. Municipal bonds are generally categorized in Level 2 of the fair value hierarchy (see Note 3).

The Company accounts for interest income on the accrual basis.

NOTE 1 - ***ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*** *(concluded)*

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Income Taxes

The Company is recognized as a limited liability company by the Internal Revenue Service. Accordingly, the Company's members are liable for federal and state income taxes on their respective tax returns.

Although the Company is not a taxable entity, it must file income tax returns and take tax positions that are passed through to its members. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and files and income tax return in the state of Colorado. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts held at their clearing broker to be cash equivalents.

Profit and Loss Allocations

Profits and losses from operations are allocated to members based on the Operating Agreement of the Company. The Operating Agreement of the Company generally provides for this allocation to be made in proportion to the number of units held by the respective members at the end of each calendar month.

NOTE 2 - ***NET CAPITAL REQUIREMENTS***

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $1,351,207 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.47 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2018
Assets:				
Municipal bonds	$ -	$ 8,773,564	$ -	$ 8,773,564
Futures contracts	(47,813)	-	-	(47,813)
Total	**$ (47,813)**	**$ 8,773,564**	**$ -**	**$ 8,725,751**

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2018.

The Company has adopted the provisions of Accounting Standards Codification 815-Derivatives and Hedging, which require presentation of qualitative disclosures about objectives and strategies for using derivatives, qualitative disclosures about fair value amounts and gains and losses on derivatives.

The Effect of Derivative Instruments on the Statement of Financial Condition

Derivatives not Accounted for as Hedging Instruments	Statement of Financial Condition Location	Fair Value December 31, 2018
Futures contracts	Securities owned, at fair value	$ (47,813)

The Effect of Derivative Instruments on the Statement of Operations

Derivatives not Accounted for as Hedging Instruments	Location of Gain on Derivatives Recognized in Income	Year Ended December 31, 2018
Futures contracts	Trading income, net	$ (25,189)

NOTE 3 - FAIR VALUE MEASUREMENTS *(concluded)*

<u>Offsetting of Financial Assets and Derivative Assets</u>

Description	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Recognized Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Collateral Received	
Futures contracts	$ (47,813)	$ -	$ (47,813)	$ (47,813)	$ -	$ (47,813)

Cash held at the broker where the futures contracts are held amounted to $66,081 as of December 31, 2018. This was in excess of the required collateral for the open futures contracts of $31,500. The notional value of the futures contracts at December 31, 2018 was $3,660,469.

NOTE 4 - COMMITMENTS

An affiliate of the Company leases office space from unrelated parties under a non-cancelable operating lease expiring in 2020. The Company is not a party to the lease except to the extent of its expense sharing agreement with the affiliate. The total rent is allocated between the Company and the affiliate. Future minimum rental commitments under the affiliate's lease are approximately as follows:

Total rental expense, including the lease referred to above, is included in occupancy costs and totaled $60,561 for the year ended December 31, 2018.

Year	Amount
2019	50,671
2020	29,558
Total	$ 80,229

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company shares offices with an entity affiliated through common ownership (the "Affiliate"). The Company has an expense sharing agreement (the "Agreement") with the Affiliate. Under the Agreement, the Company and the Affiliate share common expenses such as rent, compensation, equipment and other operating expenses based on efforts expended for each entity. As of December 31, 2018, the Company had a payable to the Affiliate in the amount of $385,547 related to net expenses paid by the Company on behalf of the Affiliate.

NOTE 5 - RELATED PARTY TRANSACTIONS *(concluded)*

The Company has a payable to one of its members in the amount of $154,337 relating primarily to interest collected on bonds contributed as capital by such members.

A registered rep of the Company has an outstanding promissory note and advance from the Company of $29,302. The note is forgivable in periodic increments over a four-year service period. The note does not accrue interest except in the event of default.

The Company receives $133,333 per annum for execution services performed for the Affiliate.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company purchases and sells securities for its own account and may incur losses if the market value of these securities decline subsequent to December 31, 2018. Further, the Company trades on margin and may be required to post additional collateral should the market values of the Company's inventory positions decline.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. The Company also maintains its cash balance in a financial institution, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

The Company's financial instruments, including cash, cash and cash equivalents at clearing broker, due from affiliate, deposit with clearing broker, interest receivable, due to clearing broker, accounts payable and accrued expenses, and due to affiliates are carried at amounts which approximate fair value. Securities owned are valued as described in Note 1.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were available to be issued. The evaluation did not result in any events that required disclosure.